FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of February 2004

                           HOLMES FINANCING (No 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 4) PLC
 Profit & Loss Account
 Period ended 15 January 2004

                                                                       This Quarter      Prior Quarter
                                                                        (pound)'000        (pound)'000


 Interest receivable - Inter-company loan                                    26,381             26,114

 Interest receivable - Cash deposits                                              -                  -
                                                                   ------------------------------------

                                                                             26,381             26,114

 Interest payable - Notes                                                  (26,381)           (26,114)
 Interest payable
                                                                   ------------------------------------
                                                                           (26,381)           (26,114)

                                                                   ------------------------------------

 Net operating income                                                             -                  -

 Other income                                                                     -                  -
 Operating expenses                                                               -                  -

                                                                   ------------------------------------

 Profit on ordinary activities before taxation                                    -                  -


 Taxation                                                                         -                  -

                                                                   ------------------------------------

 Profit on ordinary activities after taxation                                     -                  -


 Dividend                                                                         -                  -


 Retained profit brought forward                                                  1                  1

                                                                   ------------------------------------

 Retained profit carried forward                                                  1                  1
                                                                   ====================================


 Holmes Financing (No. 4) PLC
 Balance Sheet
 Period ended 15 January 2004

                                                                        (pound)'000        (pound)'000

 Fixed asset investments
 Loans to Funding                                                                            2,334,500

 Current assets

 Sundry debtors                                                                   9

 Cash at bank                                                                    13
 Cash collateral                                                            241,198
                                                                   -------------------
                                                                            241,220
                                                                   -------------------

 Creditors: Amounts falling due within one year

 Sundry creditors                                                                 8
                                                                   -------------------

                                                                                  8
                                                                   -------------------

 Net current assets                                                                            241,212

                                                                                     ------------------
 Total assets less current liabilities                                                       2,575,712

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                                (2,334,500)
 Amount due to CSFB                                                                          (241,198)
                                                                                     ------------------

 Net assets                                                                                         14
                                                                                     ==================

 Capital and reserves

 Share capital                                                                                      13

 Reserves                                                                                            1
                                                                                     ------------------

                                                                                                    14
                                                                                     ==================

Holmes Financing (No. 4) PLC
 Notes Outstanding
 Period ended 15
January 2004

                            Series 1     Series 2     Series 3      Series 3                  Series 4
                             Class A      Class A     Class A1      Class A2                   Class A
 Moody's current rating          Aaa          Aaa          Aaa           Aaa                       Aaa
 S&P current rating              AAA          AAA          AAA           AAA                       AAA
 Fitch Ratings
current rating                   AAA          AAA          AAA           AAA                       AAA

                            Series 1     Series 2     Series 3                                Series 4
                             Class B      Class B      Class B                                 Class B
 Moody's current
rating                           Aa3          Aa3          Aa3                                     Aa3
 S&P current rating               AA           AA           AA                                      AA
 Fitch Ratings
current rating                    AA           AA           AA                                      AA

                            Series 1     Series 2     Series 3                                Series 4
                             Class C      Class C      Class C                                 Class C
 Moody's current
rating                          Baa2         Baa2         Baa2                                    Baa2
 S&P current rating              BBB          BBB          BBB                                     BBB
 Fitch Ratings
current rating                   BBB          BBB          BBB                                     BBB

                                                      Series 3      Series 3     Series 3
                                                      Class D1      Class D2     Class D3
 Moody's current
rating                                                     Ba2           Ba2          Ba2
 S&P current rating                                         BB            BB           BB
 Fitch Ratings
current rating                                              BB            BB           BB

                            Series 1     Series 2     Series 3      Series 3                  Series 4
                             Class A      Class A     Class A1      Class A2                   Class A
                                   $       (euro)      (pound)             $                       CHF
 Initial note
balance                1,050,000,000  800,000,000  550,000,000   410,000,000             850,000,000
 Previous quarter's
note principal           787,500,000  800,000,000  550,000,000   410,000,000             850,000,000

 Note redemptions       (262,500,000)           -            -             -                       -
 Outstanding note
principal                525,000,000  800,000,000  550,000,000   410,000,000             850,000,000

                            Series 1     Series 2     Series 3                                Series 4
                             Class B      Class B      Class B                                 Class B
                                   $       (euro)            $                                 (pound)
 Initial note
balance                   36,500,000   35,800,000   34,500,000                           11,000,000
 Previous quarter's
note principal            36,500,000   35,800,000   34,500,000                           11,000,000

 Note redemptions                  -            -            -                                       -
 Outstanding note
principal                 36,500,000   35,800,000   34,500,000                              11,000,000

                            Series 1     Series 2     Series 3                                Series 4
                             Class C      Class C      Class C                                 Class C
                                   $       (euro)            $                                 (pound)
 Initial note
balance                   54,500,000   53,800,000   49,500,000                               19,000,000
 Previous quarter's
note principal            54,500,000   53,800,000   49,500,000                              19,000,000

 Note redemptions                  -            -            -                                       -
 Outstanding note
principal                 54,500,000   53,800,000   49,500,000                              19,000,000

                                                      Series 3      Series 3     Series 3
                                                      Class D1      Class D2     Class D3
                                                      (pound)         (euro)            $
 Initial note
balance                                             30,000,000  27,000,000    5,000,000
 Previous quarter's
note principal                                      30,000,000  27,000,000    5,000,000

 Note redemptions                                            -           -            -
 Outstanding note
principal                                           30,000,000  27,000,000    5,000,000

                            Series 1     Series 2     Series 3      Series 3                  Series 4
                             Class A      Class A     Class A1      Class A2                   Class A
 Note interest
margins                           19          N/A           23            23                       N/A
 Step up dates            16/07/2006   16/07/2006   16/07/2006    16/07/2006                16/07/2006

 Step up margins                  38           48           46            46                        36

                            Series 1     Series 2     Series 3                                Series 4
                             Class B      Class B      Class B                                 Class B
 Note interest
margins                           39           40           44                                     43
 Step up dates            16/07/2006   16/07/2006   16/07/2006                              16/07/2006

 Step up margins                  78           80           88                           86

                            Series 1     Series 2     Series 3                                Series 4
                             Class C      Class C      Class C                                 Class C
 Note interest
margins                          120          145          130                                     150
 Step up dates            16/07/2006   16/07/2006   16/07/2006                              16/07/2006

 Step up margins                 220          245          230                                     250

                                                      Series 3      Series 3     Series 3
                                                      Class D1      Class D2     Class D3
 Note interest                                             475           450          450
margins
 Step up dates                                      16/07/2006    16/07/2006   16/07/2006
                                                           575           550          550
 Step up margins


 Interest payment cycle       Quarterly
 Interest payment date        15th or next business day
 Next interest payment date   15/04/2004


 Liquidity facility limit     (pound) 25,000,000
 Liquidity facility drawn     Nil
 Liquidity facility available (pound) 25,000,000


Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 January 2004

                                                                         This Quarter         Prior Quarter
                                                                          (pound)'000           (pound)'000
                                                                                               (re-stated)*

 Interest receivable - Mortgages                                              280,939               283,352

 Interest receivable - Cash Deposits                                            4,617                 4,394
                                                                  ------------------------------------------

                                                                              285,556               287,746

 Interest payable - Mortgages                                               (280,939)             (283,352)
 Interest payable - Cash Deposits                                             (4,617)               (4,394)
                                                                  ------------------------------------------
                                                                            (285,556)             (287,746)

                                                                  ------------------------------------------

 Net operating income                                                               -                     -


 Fees receivable                                                                4,004                 4,370
 Fees payable                                                                 (4,004)               (4,370)

 Operating expenses                                                           (3,135)               (5,417)
 Provision charges                                                           (14,370)                  (75)

 Other income                                                                  17,505                 5,492

                                                                    ----------------------------------------

 Profit on ordinary activities before taxation                                      -                   (0)


 Taxation                                                                           -                     -

                                                                    ----------------------------------------

 Profit on ordinary activities after taxation                                       -                   (0)


 Dividend                                                                           -                     -


 Retained profit brought forward                                                    -                     -

                                                                    ----------------------------------------

 Retained profit carried forward                                                    -                   (0)
                                                                    ========================================


 * The figures for the prior period, the period to 15th October 2003, have been restated to incorporate a one-off adjustment of
     "Interest receivable - Mortgages".

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 January 2004

                                                                        (pound)'000           (pound)'000
 Fixed asset investments
 Mortgage loans secured on residential property                                                23,797,176

 Current assets

 Bank interest receivable                                                       636
 Cash at bank                                                               199,180
 Other debtors                                                               28,467


                                                                ----------------------
                                                                            228,283
                                                                ----------------------

 Creditors: Amounts falling due within one year

 Amounts due to Seller                                                        2,669
 Amounts due to Funding                                                      26,388

 Sundry creditors                                                                46
                                                                  --------------------
                                                                             29,103
                                                                  --------------------


 Net current assets                                                                               199,180

                                                                                     ---------------------
 Total assets less current liabilities                                                         23,996,356

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                                              (10,467,461)
 Funding share of mortgage loans                                                             (13,329,715)

 Seller share of cash at bank                                                                   (199,180)

 Funding share of cash at bank                                                                          -

                                                                                     ---------------------
 Net assets                                                                                           (0)
                                                                                     =====================

 Capital and reserves
 Share capital ((pound)2)                                                                               0
 Reserves                                                                                               0
                                                                                     ---------------------
                                                                                                        0
                                                                                     =====================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 January 2004

                                                                       This Quarter           Prior Quarter
                                                                        (pound)'000             (pound)'000
                                                                                               (re-stated)*

 Interest receivable - Mortgages less Swaps                                 144,198                 139,460

 Interest receivable - Cash Deposits                                          8,573                   8,679
                                                              ----------------------------------------------

                                                                            152,771                 148,139

 Interest payable - Inter-company loans                                   (144,219)               (140,979)
 Interest payable - Start up loans                                            (747)                   (700)
                                                              ----------------------------------------------
                                                                          (144,966)               (141,680)

                                                              ----------------------------------------------

 Net operating income                                                         7,805                   6,459


 Other income                                                                 4,842                   5,216


 Operating expenses                                                        (13,043)                 (7,178)
 Deferred consideration                                                     (6,986)                   (959)

                                                              ----------------------------------------------

 Profit/(loss) on ordinary activities before taxation                       (7,382)                   3,538


 Taxation                                                                     3,027                     236

                                                              ----------------------------------------------

 Profit/(loss) on ordinary activities after taxation                        (4,355)                   3,774


 Dividend                                                                         -                       -

 Retained profit/(loss) brought forward                                    (10,892)                (14,666)

                                                              ----------------------------------------------
 Retained profit/(loss) carried forward                                    (15,247)                (10,892)
                                                              ==============================================

* The figures for the prior period, the period to 15th October 2003, have been restated to incorporate a revised "Deferred consideration" figure based on the cumulative effects of accounting adjustments relating to changes in accounting policies regarding the treatment of corporation tax and deferred tax plus a one-off adjustment of income receivable from the mortgages trust. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.

 Reconciliation between the previously reported and the restated deferred consideration
 --------------------------------------------------------------------------------------

                                                                        (pound)'000             (pound)'000

 Previously reported deferred consideration                                                          13,476

         Income Receivable                                                  (8,939)
         Deferred Tax in Prior Periods                                      (3,335)
         Corporation Tax in Prior Periods                                     (243)
                                                              ----------------------
                                                                                                   (12,517)

                                                                                     -----------------------
 Restated deferred consideration above                                                                  959
                                                                                     =======================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 January 2004

                                                               (pound)'000         (pound)'000
 Fixed asset investments

 Beneficial interest in Trust mortgage portfolio                                    13,329,715

 Beneficial interest in Trust cash at bank                                                   -

 Current assets

 Amounts owed by Trustee                                            26,388

 Deferred expenditure (costs of securing)                           24,467

 Sundry debtors                                                          0

 Deferred Taxation                                                   6,618
 Cash at bank:

      Reserve funding                                              348,937

      Transaction account                                            1,630

      Funding GIC account                                            5,382
                                                       ---------------------

                                                                   413,422
                                                       ---------------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                                   161,260

 Interest payable accrual                                            5,162



 Sundry creditors                                                  107,674

 Corporation Taxation                                                   54
                                                        --------------------

                                                                   274,150
                                                        --------------------


 Net current assets                                                                    139,272

                                                                           --------------------

 Total assets less current liabilities                                              13,468,987

 Creditors: Amounts falling due after more than one
year
 Inter-company loans                                                              (13,414,720)
 Start up loans                                                                       (69,514)

                                                                           --------------------
 Net assets                                                                           (15,247)
                                                                           ====================

 Capital and reserves

 Share capital ((pound)2)                                                                    -
 Reserves                                                                             (15,247)
                                                                           --------------------
                                                                                      (15,247)
                                                                           ====================

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 January 2004

                                                                                 (pound)'000        (pound)'000

 Balance on cash accumulation ledger                                                     Nil
                                                                         ====================


 Available credit enhancement

                                                                               First Reserve     Second Reserve


 Reserve funds at closing                                                            292,046             56,891
                                                                         -------------------- ------------------

 Initial closing reserve funds                                                       238,731             56,891
 Drawings to make bullet repayment                                                         -                  -
 Other drawings                                                                            -                  -
 Transfers from revenue receipts                                                      53,315                  -
                                                                        --------------------- ------------------
 Closing reserve balance                                                             292,046             56,891
                                                                        --------------------- ------------------


 Target reserve funds                                                                350,000            153,218
                                                                        ===================== ==================


 Principal deficiency ledger                                         AAA                  AA                BBB

 Opening PDL balance                                                 Nil                 Nil                Nil
 Losses this quarter                                                   -                   -                  -
 PDL top up from revenue income                                        -                   -                  -
                                                     ---------------------------------------- ------------------
 Closing PDL balance                                                 Nil                 Nil                Nil
                                                     ======================================== ==================


 Start up loan outstanding

 Opening balance                                                                      73,929
                                                                         --------------------

 Initial start up loan (incl. accrued interest)                                       14,792
 Second start up loan (incl. accrued interest)                                        14,742
 Third start up loan                                                                  17,500
 Fourth start up loan                                                                  7,500
 Fifth start up loan                                                                   5,100
 Sixth start up loan                                                                   6,100
 Seventh start up loan                                                                 3,780
                                                                         --------------------
                                                                                      69,514
 Accrued interest                                                                      5,162
 Repayments made                                                                           -
                                                                        ---------------------
 Closing balance                                                                      74,676
                                                                        =====================


 Liquidity facility

 Liquidity facility limit                                                             25,000
 Liquidity facility drawn                                                                  -
 Liquidity facility available                                                         25,000


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HOLMES FINANCING (No 4) PLC




Dated: 27 February 2004                      By /s/ Natalie Weedon
                                             (Authorised Signatory)